Exhibit 10.12

RIGHTS MODIFICATION AGREEMENT

This Rights Modification Agreement (this "*Agreement*"), by and between Independence Holding Company, a Delaware corporation (the "*Company*"), and Mr. Scott M. Wood, an individual resident in the State of Arizona ("*Scott M. Wood*"), is made as of January 28, 2008.

Recitals

A.   The Company and Scott M. Wood are parties to that certain Stock Purchase Agreement, dated as of January 23, 2006, by and among Scott M. Wood, Stephen A. Wood, an individual resident in the State of New York, IAC Holding Corp. and the Company (the "*Stock Purchase Agreement*").

B.   Scott M. Wood is an executive officer of the Company.

C.   Scott M. Wood has certain repurchase rights under the Stock Purchase Agreement that expire on January 31, 2008. The parties hereto intend that those rights be cancelled and superseded by the rights set forth herein.

Terms and Conditions

In consideration of the mutual covenants contained herein, along with other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   Termination of Rights. Section 2.1(a) of the Stock Purchase Agreement ("IHC Shares Price Protection"), and the rights created thereunder with respect to the parties hereto, are hereby terminated and of no further force or effect.

2.   Price Protection

2.1.   Until January 31, 2009, upon the request (a "*Request*") of Scott M. Wood, the Company shall repurchase from Scott M. Wood or SAW Trust, an Arizona trust of which Scott M. Wood is co-trustee as of the date hereof (the "*Trust*"), up to one hundred thousand (100,000) of the shares of common stock of the Company that were issued to Scott M. Wood, or to the Trust, directly by the Company in connection with the transactions effected under the Stock Purchase Agreement, such repurchase by the Company to be made at a price per share of seventeen dollars ($17.00).

2.2.   Upon receiving a Request, the Company may, in its sole and absolute discretion, in satisfaction of the Company's obligations hereunder in connection therewith, and *in lieu* of paying Scott M. Wood or the Trust the entire purchase price in respect of the Request entirely in cash, require, as a condition to any obligation of the Company hereunder, that Scott M. Wood or the Trust (as the case may be) sell such shares with respect to which the Request was made in the open market in one or more transactions, following which IHC will pay to Scott M. Wood or to the Trust (as the case may be) in cash the difference between the aggregate net proceeds received in such sale(s) and what the aggregate gross proceeds from such sales would have been had the sales price per share in respect thereof been, in each and every case, seventeen dollars ($17.00) per share.

2.3.   The rights created under this Section 2 shall be equitably adjusted to take into consideration any stock split, conversion or modification in respect of the shares covered hereby.

3. General Provisions

3.1. <u>Governing Law</u>. The laws of the State of Delaware (without giving effect to its conflict of laws principles) will govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance and enforcement.

3.2. <u>Amendments</u>. The parties hereto may amend this Agreement only by a written agreement of all the parties hereto that identifies itself as an amendment to this Agreement.

3.3. <u>Severability</u>. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect, so long as the essential terms and conditions of this Agreement for each party hereto remain valid, binding and enforceable.

3.4. <u>Entire Agreement</u>. Except as expressly stated in this Agreement: (i) this Agreement constitutes the final agreement among the parties hereto; (ii) it is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement; (iii) all prior and contemporaneous negotiations and agreements among and between the parties on the matters contained in this Agreement are hereby expressly merged into and superseded by this Agreement; (iv) the provisions of this Agreement may not be explained, supplemented or qualified through evidence of trade usage or a prior course of dealings; (v) in entering into this Agreement, neither party hereto has relied upon any statement, representation, warranty or agreement of the other party; and (vi) there are no conditions precedent to the effectiveness of this Agreement.

3.5. <u>Counterparts</u>. The parties hereto may execute this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party hereto to each other party.

3.6. <u>Third-Party Beneficiaries</u>. Except as expressly stated herein, this Agreement does not, and is not intended to, confer any rights or remedies upon any person other than the signatories.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment as of the date first written above.

Independence Holding Company,
    a Delaware corporation

Mr. Scott M. Wood,
    an individual resident in the State of
    Arizona

By:*/s/ David T. Kettig*
Name: David T. Kettig
Title: Senior Vice President

/s/ Mr. Scott M. Wood